October 18, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington DC, 20549

Attn: Stephen Kim, Staff Attorney

Re:	Venu Holding Corporation Amendment No. 1 to Registration Statement on Form S-1 Filed September 19, 2024 File No. 333-281271

Dear Attorney Kim:

This response letter (this “Response”) is submitted on behalf of Venu Holding Corporation (the “Company”) in response to the comments the Company received from the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to JW Roth, dated October 11, 2024 (the “ Comment Letter”), with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”), filed with the SEC on September 19, 2024. The Company is concurrently submitting its second amendment to the Registration Statement (“Amendment No. 2”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments and other updates.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 2.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

Amendment No. 1 to Registration Statement on Form S-1 filed September 19, 2024 Explanatory Note, page i

1.	Please revise to include “The Offering” section applicable to the resale offering in the set of alternate pages following the back cover of the IPO prospectus.

Response: In Amendment No. 2, the Company revised its Resale Prospectus to include “The Offering” section applicable to the resale offering.

Prospectus Summary, page 2

2.	We note your response to prior comment 2. Revise to highlight your dual-class capital structure within the prospectus summary section, addressing the disparate voting rights of the common stock and Class B non-voting common stock. Please also clarify whether there are any circumstances or events in which the conversion of the Class B non-voting shares is mandatory or optional; if so, describe them and any resulting impact on remaining shareholders.

Response: On page 9 of Amendment No. 2, the Company revised the prospectus summary section to highlight the Company’s dual-class capital structure and to address the disparate voting rights of the Company’s Common Stock being offered in the IPO and its Class B Non-Voting Common Stock. The Company’s Articles of Incorporation and other governing documents do not prescribe circumstances or events that require the conversion of shares of Class B Non-Voting Common Stock into Common Stock or provide holders with the right at their option or volition to convert their shares of Class B Non-Voting Common Stock.

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Growth and Business Strategies, page 4

3.	Please revise your statement that, “Venu also accumulates financing and acquisition capital by pre-selling ownership rights to the firepit suites at its planned outdoor music amphitheaters,” to align with the more precise explanation of this financing strategy provided in response to prior comment 29. Explain, if true, that the firepit suites are sold as benefits associated with non-voting membership units of your subsidiaries, and highlight that such membership units entitle holders to the preferential economic rights described beginning at page 71. Make conforming revisions where you discuss your financing strategies and background elsewhere throughout the prospectus, such as at pages 40 and 61.

Response: In Amendment No. 2, the Company revised its disclosures on pages 5 and 61 to clarify that rights to use firepit suites at the Company’s outdoor amphitheaters are sold as benefits associated with the purchase of non-voting membership units of specific subsidiaries of the Company and that the holders of such membership units are entitled to other in-kind benefits or preferential economic rights.

Risk Factors

Risks Related to Ownership of Our Common Stock

Future sales of substantial amounts of shares of our Common Stock..., page 30

4.	We note your response to prior comment 10. Please further revise this risk factor to highlight, if true, that the 9,949,018 resale shares will not be subject to any form of lock-up or leak-out arrangement and may be immediately sold into the market. In this regard, your statement that “all remaining shares” not sold in the IPO “may be sold in the public market in the future subject to any lock-up agreements...,” may be read to imply that the leak-out arrangements described elsewhere in the prospectus apply to such shares, which appears not to be the case according to your response to prior comment 27. Refer to your statement, “In Amendment No. 1, the Company has reduced the total number of shares included in the resale prospectus to only include shares that are not subject to any contractual ‘leak-out’ restrictions.” Please also revise the description of the leak-out arrangements at page 100 and the “Plan of Distribution” section in the resale prospectus to clarify, if true, that none of the resale shares are subject to such arrangements.

Response: The Company revised the applicable risk factor on page 30 of Amendment No. 2 to clarify that none of the Resale Shares are subject to any form of contractual lock-up agreement or leak-out restrictions and may be sold into the market. The Company also made corresponding clarifications on page 100 of Amendment No. 2 as well as in the “Plan of Distribution” section of the Resale Prospectus.

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Use of Proceeds, page 36

5.	We note your response to prior comment 11, including that the proceeds “are not expected to be used for the development of one or more of the Sunset Amphitheater(s) or other ongoing restaurant/venue projects described in the Registration Statement.” However, it is unclear how this is consistent with your revised disclosure that $5.0 million will be used “for costs and expenses related to land acquisition and permitting entitlement costs.” Please clarify whether the proceeds will be used for any land acquisition(s) in particular; if so, describe the assets to be acquired and state the cost of the assets, or explain why you are not required to do so. Refer to Instruction 5 to Item 504 of Regulation S-K.

Response: The Company acknowledges its disclosure obligations under Item 504 of Regulation SK. The proceeds from the IPO are not being allocated for any land acquisitions or for the development of any specific Sunset Amphitheater locations or other on-going restaurant/venue projects, all of which are, or are expected to be, funded through other sources. The proceeds from the IPO will be used for general working capital needs (such as supporting the growth and strengthening of the Company’s management team), business development, investor relations, and general expansion efforts (such as costs related to evaluating market-expansion opportunities, attending conferences and meetings with local Economic Development Councils and municipality management teams related to potential public-private partnership opportunities, and conducting due diligence and analysis regarding potential future site locations). On pages 10, 29, and 36 of Amendment No. 2, the Company revised the disclosure to clarify the intended use of proceeds.

Notes to Consolidated Financial Statements

Note 11 – Warrants, page F-48

6.	We note your response, including Exhibit A, to prior comment 23. Please address the following:

●	Tell us in sufficient detail how the information provided calculates the equity based compensation related to warrants for both periods presented and the unrecognized compensation cost related to non-vested warrants as of December 31, 2023.
●	The equity-based compensation cost and unrecognized compensation cost related to non-vested warrants does not appear correlated to the weighted average grant date fair value disclosed for the fiscal and latest interim periods. Explain why the costs are lower than would be anticipated.
●	Explain how the weighted average exercise price equals the weighted average grant date fair value for the grants made in fiscal 2023 and both interim periods per page F-26. It is unclear how the outcome of the Black-Scholes-Merton model would derive such a result.
●	For all periods, disclose the employee’s requisite service period and the weighted-average period over which the compensation costs for nonvested awards is expected to vest. Refer to ASC 718-10-50-2a and i.
●	Explain how the changes to the weighted average grant date fair values for fiscal 2022 and 2023 have had no impact on the expense recognized or the unrecognized compensation cost related to non-vested warrants.
●	The weighted average exercise price of $.25 for the outstanding warrants as of December 31, 2022 on page F-26 differs from the amount on page F-48. Revise or explain the discrepancy.

Response: In Amendment No. 2, the Company revised its disclosures in “Note 11 – Warrants” to the Consolidated Financial Statements for the period ending June 30, 2024, to revise the weighted average grant date fair values and the weighted average exercise prices for all periods presented. In addition, these revisions are reflected for the year ended December 31, 2022, on pages F-26 and F-48 in Amendment No. 2. The Company has supplementally provided the Staff with computations and supporting materials with respect to the revised disclosure. These computations and supporting materials provide the correlation for the equity-based compensation costs and unrecognized compensation costs related to the non-vested warrants as they correlate to the weighted average grand date fair value.

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These updates have no impact on the expense recognized by the Company to date or the unrecognized compensation expenses for the periods presented as the expense recognition and the unrecognized compensation expenses did not require updates per the revisions. On pages F-26 and F-48 of Amendment No. 2, the Company has updated its disclosure on the employees’ requisite service period, the weighted average period over which the compensation costs for nonvested warrants is expected to vest, and the weighted average exercise prices.

General

7.	We note your response to prior comment 27. Please provide the following additional information to assist us in the evaluation of your response:

●	You state that approximately 64% of the resale shares have been issued and outstanding for greater than one year. Please provide additional detail regarding the primary issuance(s) of the other 34% of the resale shares that have been outstanding for less than one year, including the selling shareholders, the nature of the transactions, and consideration paid by the selling shareholders.
●	We note your explanation that the relative sizes of the IPO and resale offerings took into consideration that the 10.9 million aggregate registered IPO and resale shares “falls within a range of the percentage of shares in the ‘public float’ following an IPO.” Please provide additional insight into your reasoning for registering the resale offering concurrently with the IPO in the first place, rather than relying solely on a primary offering to meet market demand.

Response: Approximately 36% of the Resale Shares have not been issued and outstanding for more than one year and consist of the following:

●	The vast majority (approximately 87%) of such Resale Shares that have been outstanding for less than one year were issued for cash consideration of $10.00 per share in a private placement initiated in November 2023 and conducted under Section 4(a)(2) of the Securities Act and Rule 506(c) of Regulation D promulgated under the Securities Act.

●	The remaining portion of the Resale Shares that have been outstanding for less than one year consist of: (i) shares issued in January 2024 to a consultant in consideration for services; (ii) shares issued in June through September 2024 to a lender to satisfy certain obligations owed to that lender; and (iii) shares issued in June 2024 in connection with the acquisition by Venu of the membership interest units of 13141 BP, LLC, which is described in the Registration Statement.

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The Company expects that, at the assumed initial public offering price of $10.00 per share, it will sell 1,000,000 shares of Common Stock in the IPO (or 1,150,000 if the underwriter exercises its overallotment option). Inclusion of the Resale Shares in the Registration Statement was (and is) intended to help create sufficient public float for market liquidity. The Company believes that having additional shares of unrestricted stock available for sale will help an orderly market develop for its Common Stock once it is listed on the NYSE American. In addition, having a greater number of shares of Common Stock unrestricted at, or about the time of, initial listing on the NYSE American will help the Company meet and continue to satisfy certain listing standards of the NYSE American, including the aggregate market value of its publicly held shares.

As noted in the Company’s prior response letter to the Staff, the Company did not afford any shareholders preferential treatment or exclude any particular shareholders with respect to the Resale Prospectus. The Company is not aware of any plan, or the intent of the shareholders included in the Resale Prospectus (the “Selling Shareholders”), with respect to the sale of the Selling Shareholders’ Resale Shares. In most cases the Resale Shares will be eligible to be sold under Rule 144 after the Company has been a reporting company for 90 days; however, including those shares in the Resale Prospectus was also intended as a means to facilitate a more efficient process for both the Company and the Selling Shareholders to remove the restrictive legends and notations on their share positions in the event they elect to effect sales of their Resale Shares from time to time. Moreover, the Company recently pursued a merger transaction that, had it closed, would have resulted in all Company shareholders receiving shares of unrestricted stock in that transaction1, and including shares not subject to a leak-out restriction as part of the Resale Shares is intended to also be an accommodation to shareholders.

8.	Your response to prior comment 28 and revisions to the Explanatory Note and resale prospectus cover page suggest that shares of common stock underlying warrants are no longer being registered as part of the secondary offering, but where you discuss the impacts of the resale at page 30, you refer to “acquired warrants that are exercisable to acquire shares of Common Stock at a lower price than the offering price of the Common Stock sold in [the IPO].” Please confirm whether any shares of common stock underlying warrants and/or other convertible securities are being registered as resale shares, and provide further detail about how and when “the Company caused all of the Company’s outstanding warrants that were previously exercisable for shares of Class D Voting Common Stock or Class B Non-Voting Common Stock to be exercisable for shares of Common Stock.” For example, clarify whether all outstanding warrant agreements and/or instruments have been amended.

Response: No shares of Common Stock underlying warrants or any other convertible securities are being registered as Resale Shares. The Company has revised its disclosure on page 30 of Amendment No. 2 to exclude the reference to “acquired warrants that are exercisable to acquire shares of Common Stock.”

[1]	The merger consideration shares that were to be issued to Company shareholders in the transaction with Fresh Vine Wine, Inc. would have been registered on a Form S-4 for that transaction, which was withdrawn on August 14, 2024. See Fresh Vine Wine, Inc., Registration Statement – Business Combination (Form S-4) (File No. 333-278369); Fresh Vine Wine, Inc., Request for Withdrawal of Registration Statement on Form S-4 (File No. 333-278369).

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In August 2024, the Company’s board of directors authorized and approved amending and restating the Company’s Articles of Incorporation to, among other things, simplify its capital structure and cause all then-outstanding shares of Class C Voting Common Stock and Class D Voting Common Stock to be automatically converted on a one-for-one basis to “Common Stock.” In September 2024, the Company’s shareholders approved the Amended and Restated Articles of Incorporation. At the time it approved the Amended and Restated Articles of Incorporation, the board of directors expressly authorized, approved, and directed any amendment or modification that might have been necessary to cause outstanding warrants to be deemed exercisable in accordance with the terms of such warrants for shares of Common Stock as opposed to any other series of common stock (including any compensatory warrants that were originally issued when the Company was a limited liability company that referenced class b membership units of the limited liability company or that contained a scrivener’s error and referenced class b shares of common stock). Moreover, the Company’s outstanding warrants include a provision related to recapitalizations and reclassifications involving the “Warrant Shares,” which provides that upon various reclassification and recapitalization events, the warrants thereafter are deemed exercisable to acquire the securities that were subject to the reclassification or other change.

9.	We note your response to prior comment 29, particularly that the financings conducted by your subsidiaries consist of sales of Class B or other non-voting membership units in reliance on the exemption from registration under Section 4(a)(2) of the Securities Act and Rule 506(c). Please further explain how the two “open” investments for Colorado Springs, Colorado identified on the “Invest” page of your public website relate to or differ from this financing strategy. In this regard, these are framed not as the sale of membership interests in your subsidiaries, but as “real estate investment opportunit(ies),” and one appears to involve ownership in a Delaware Statutory Trust. Provide additional information regarding these financings and explain what property is involved in the Delaware Statutory Trust offering, and enhance your disclosure regarding financing strategies in the prospectus to the extent appropriate.

Response: The two “open” investments for Colorado Springs, Colorado identified on the “Invest” page of the Company’s public website relate to the following:

●	A membership unit offering is being conducted by Sunset Hospitality Collection, LLC (“SHC”). The structure of that offering is consistent with the financings conducted by certain other subsidiary entities of non-voting membership units in reliance on the exemption from registration under Section 4(a)(2) of the Securities Act and Rule 506(c) outlined in the Company’s prior response. The structure is also consistent with the disclosure in the Registration Statement related to SHC, including on pages 71 and 72. The primary asset of SHC is its real property asset, which consists of the improvements where the Roth’s Seafood & Chophouse restaurant, Brohan’s Bar, and Notes Hospitality Collection are being constructed in Colorado Springs. Because SHC’s core asset is its real property asset, a “property” is referenced on the website.

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●	The Delaware Statutory Trust (a “DST”) opportunity on the website relates to the prospective sale of beneficial interests in Notes CS 1 DST, the DST that holds title to the 9.41 acres of real estate underlying the Ford Amphitheater, which, in turn, is then leased to the amphitheater pursuant to a ground lease. A DST structure (or similar sale-leaseback arrangement) is a common means by which commercial properties are held. As it relates to the Company, although this DST offering involves a different form of entity, the general offering structure is similar to other non-voting membership unit sales conducted by certain Company subsidiaries in that the sole (or core) asset of the DST is a specific real property asset, and holders of beneficial interests in the DST are not afforded voting rights, do not directly hold title to the underlying DST real property asset, and all voting rights and operational decisions related to the DST’s real property asset (including the right to sell the property) are vested in the trustee, a wholly owned subsidiary of the Company. The Company has added disclosure on pages 61 and 72 of Amendment No. 2 to describe its DST.

To date, where a Company subsidiary has conducted an offering, that subsidiary is a special purpose entity (“SPE”), and its sole or core underlying asset is a discrete real property asset or interest. For example, separate SPEs own the tenant improvements in each of the Company’s indoor music halls and outdoor amphitheaters as well as the separate developments where the Company’s restaurants are located. In each case, where a SPE has done an offering, that offering has emphasized the real estate asset of that SPE, and a key component of any “marketing” for that offering has been with respect to that real property asset. Because of the nature of an SPE’s assets, and marketing related to any SPE, there are references to “property” on the Company’s website where a subsidiary opportunity is identified, and these offerings are commonly referred to by Company affiliates as being real estate centric.

10.	We note from your response to prior comment 29, as well as your public website, that a number of financings were occurring at the subsidiary level prior to the filing of this registration statement and remain ongoing. Please provide us with your analysis of whether and how communications related to these financings comply with your obligations under Section 5(c) of the Securities Act. In this regard, we note the following statements highlighting various “investment opportunities” with Venu on your website:

●	“You now have the opportunity to invest in a world where unforgettable entertainment and lucrative opportunities come together in perfect harmony.”
●	“Profit From Being Entertained. We have created an entirely new category of investing in live music and entertainment. Opportunities include lifetime real estate ownership of your own luxurious fire pit suite at one of our Sunset Amphitheaters and real estate investment in one of our entertainment campuses.”
●	“There are opportunities available to invest in our lifetime fire pit suites, naming rights, corporate sponsorships, and industry or vendor partnerships.”
●	“Why Invest in VENU. VENU is unlike any other hospitality or entertainment company in the world…”
●	“Our Venues/Our Equity.”

Please specifically address how these communications may have impacted public interest in your securities and whether they fall into any available safe harbors. If appropriate, include risk factor disclosure addressing risks associated with potential violations of Section 5 of the Securities Act.

Response: The Company is aware of its obligations under Section 5(c) of the Securities Act and, in planning for its initial public offering, took care to review its website and reviewed its practices related to public commentary. The Company believes that prior and current offerings conducted by its subsidiary SPE entities and the statements regarding various “investment opportunities” on its website including those cited to in the Comment Letter do not run afoul of the Company’s obligations under Section 5(c) of the Securities Act. None of the statements cited by the Staff, or references to an offering of securities that an SPE subsidiary has conducted or is conducting (each, a “Subsidiary Offering”), particularly when viewed in the full context of the Company’s website and its project financing strategies (as opposed to being viewed in isolation), were intended to, nor could they practically be viewed as, some form of publicity or communications that would “excite” or “condition” the market for the sale of the Company’s Common Stock.

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It is important to point out that specific real property assets and developments are owned by the Company through SPE subsidiaries that own or operate a singular core real property asset. Over the past several years, as the Company has planned for its larger amphitheater projects, it has utilized what it believes is a unique project funding structure to provide a component of the financing for certain discrete projects. Through its subsidiary, Sunset Amphitheater, LLC, which developed and now owns the Ford Amphitheater, non-voting membership interests were sold that are coupled with rights to use a firepit suite at that venue. As noted above, these offerings focus, in large part, on the specific real property asset owned by the SPE as well as a participant’s rights to use amenities at that specific location. The economic rights of these members are limited to certain revenue sources of that SPE. This “firepit focused” model proved successful and has been replicated across other, separate planned amphitheater projects. These offerings have often been generally referenced as “firepit suite” sales (with a key focus being on a holder’s right to use and “own” a specific firepit suite in a singular amphitheater and on the real property asset owned by the particular subsidiary). Having third parties own certain stakes or rights in SPE assets, and being afforded various in-kind rights and benefits for their use at specific venues, has lent to the Company’s general mantra of being “fan owned.”

Participants in the Subsidiary Offerings are geographically aligned with the real property asset held by the SPE subsidiary in which they invest, as their investment is driven by the desire to develop and benefit from the specific venue and also to utilize amenities at the venue (such as firepit suites). The Company neither expects, nor is aware, of much (or any) cross-investments between Subsidiary Offerings, where an investor in one SPE subsidiary would invest in another. Such cross-investment would be atypical given that the primary motivation for participants when investing in a Subsidiary Offerings is to secure rights to attend concerts and events from their personal firepit suite at a venue that is geographically accessible to them. Given the geographic specificity of the Subsidiary Offerings, it is highly unlikely that viewing website information about these offerings or participating in them at the subsidiary level would somehow condition the market for the Company’s planned IPO.

The communications cited by the Staff in Comment No. 10 (the “Subsidiary Communications”) and other information on the website relate, or elude, solely to opportunities in certain of the Company’s SPE subsidiaries and, unlike the offering to be conducted by the Company pursuant to the Registration Statement, do not in any way relate to an in-process or planned offering of Common Stock at the parent corporation level. Where an SPE subsidiary has conducted, or is conducting, a Subsidiary Offering that is posted on the Company’s website, those Subsidiary Offerings are exclusively with respect to a subsidiary that is an SPE, which holds a discrete real property asset, and the economic rights of any non-voting member are attributed solely to that singular SPE, not the Company as a whole.

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A. Background Regarding the Subsidiary Offerings.

The Subsidiary Offerings are discrete offerings conducted by certain SPE subsidiaries and are distinct and separate from any offering at the parent corporation level.

All of the Subsidiary Offerings have been separately conducted by certain discrete subsidiary SPEs. None of the Subsidiary Offerings have involved (or will involve) the Company at the parent level where the IPO Offering is being planned. Nothing in any of the publicity for these SPE offerings have stated, or in any way implied, that an investor would somehow be entitled to broader rights in the Company as a whole. Instead, the Subsidiary Communications have focused largely on the singular real property asset owned by the particular SPE and the use (or ownership) of a firepit suite or other in-kind benefits and economic rights solely attributable to the asset owned by the applicable SPE. In fact, on several locations on its website, the Company makes clear that any investment opportunities do not relate to any ongoing or contemplated offering by the parent corporation (including express statements to that effect surrounding and prefacing certain of the statements cited by the Staff, as discussed below):

●	“Investment Opportunities with Venu’s Subsidiaries”

●	“These Securities are to Elicit Sponsorships (Non-Securities) and Securities in the Company’s Subsidiaries. These Securities do not relate to Venu, the Parent Corporation”

As noted above, each subsidiary issuer involved in the Subsidiary Offerings is a single-purpose SPE, a separate and distinct legal entity from the Company, that issues its own securities, which are entirely independent of the Company’s offering of Common Stock in the IPO. This is also highlighted on the Company’s website with the heading “Investment Opportunities with Venu’s Subsidiaries,” which is followed by a clear statement regarding the distinction between the Company and the subsidiaries: “THESE SECURITIES ARE TO ELICIT SPONSORSHIPS (NON-SECURITIES) AND SECURITIES IN THE COMPANY’S SUBSIDIARIES. THESE SECURITIES DO NOT RELATE TO VENU, THE PARENT CORPORATION.” Following those subsidiary-specific notices, a user of the Company’s website would scroll down to see information about a specific Subsidiary Offering.

Securities offered in the Subsidiary Offerings are materially different from, and wholly distinct from, the Common Stock being offered in the planned IPO, and in no way are marketed or publicized as being akin to a share of the Company’s Common Stock.

Any security that was offered in the Subsidiary Offerings is not a share of Common Stock as is being offered in the planned IPO, and rights attributable to membership interests offered in any Subsidiary Offering have varied depending on the discrete assets held by the applicable subsidiary SPE. Offering materials for the Subsidiary Offerings focus on the real property asset owned by the applicable SPE and economic rights attributable to that specific asset. The use of proceeds from each Subsidiary Offering has been narrow with proceeds used solely for that asset and project that is specific to that SPE, and, are not available to the Company for its working capital or otherwise. Any securities offered in a Subsidiary Offering have never been marketed, sold, or in any way publicized as being equivalent to an investment in a share of Common Stock at the parent corporation level.

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The securities offered in the Subsidiary Offerings have been marketed as non-voting interests in a specific project or real estate asset that afford the holder the right to certain in-kind benefits and defined economic rights attributable to a specific development owned by the SPE (such as rights to use a firepit suite, preferential rights to the amenities of a specific venue, or members’ club access to a specific venue).2 The DST offering generally described above slightly deviates from this model in that in-kind benefits are not intended for beneficial interest holders.

In each case, the Company has not indicated on its website or any offering materials for a Subsidiary Offering and has not otherwise communicated that a person’s participation in any of the Subsidiary Offerings involves any greater interest in the Company, its Common Stock, or the IPO. The economic and governance terms specific to a subsidiary SPE are solely set forth in the Operating Agreement of that specific SPE (and applicable state law), and members are not afforded broader rights in the Company or any of its other subsidiaries. The Subsidiary Offerings are offerings conducted independently by SPE subsidiaries, none of which directly overlap with the Company’s IPO or could otherwise reasonably be conflated with an offering of Common Stock. As it relates to the Subsidiary Offerings, importantly, these offerings involve an entirely different security (non-voting membership interests in a discrete subsidiary SPE), not Company Common Stock, and those membership units neither are convertible by a holder into shares of Common Stock nor afford the holders with any broader governance or economic rights related to the Company as a whole (or any of its other subsidiaries).

These significant differences underscore that the Subsidiary Offerings are distinct from any offering by the Company of its Common Stock (whether in the planned IPO or otherwise), and any references to a Subsidiary Offering on the Company’s website or other publicity related to them make no direct or veiled reference to a potential broader Company offering of Common Stock (whether the planned IPO or otherwise) and are in no way intended to condition the market for the Company’s planned IPO.

B. The Subsidiary Communications do not constitute an “offer” as such term is defined under the Securities Act or interpreted by the SEC with respect to the Company’s proposed IPO.

Section 5(c) of the Securities Act provides that it is “unlawful for any person, directly or indirectly, . . . to offer to sell or offer to buy through the use or medium of any prospectus or otherwise any security, unless a registration statement has been filed as to such security.”3 Section 2(a)(3) of the Securities Act defines the term “offer” as “every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value.”4 The SEC has interpreted the term “offer” to encompass communications that are intended to gauge interest in a contemplated registered offering.5 Furthermore, the SEC has noted that the publication of information and publicity efforts, made in advance of a proposed financing that have the effect of conditioning the public mind or arousing public interest in the issuer or in its securities can constitute an offer.6

[2]	Aside from the any offerings being conducted, or that may be conducted, by a subsidiary SPE, the Company also markets and references other products and services its offers to third parties, such as prospective sponsorship and naming-rights partners. In some cases, these are referenced as “investments” even when they do not involve the sale of securities – such as references to the “Aikman Club at Sunset McKinney.” For example, in similar cases, the SEC has permitted club memberships to be offered for sale without registration. See, e.g., LA Fan Club, Inc., SEC No-Action Letter (June 28, 2017), https://www.sec.gov/divisions/corpfin/cf-noaction/2017/la-fan-club-062817-2a1.htm (confirming that the Division of Corporate Finance would not recommend enforcement action to the SEC against LA Fan Club, Inc. if it offered and sold Fan Club memberships, which entitled members to various benefits in exchange for their execution of a membership agreement and their payment of a onetime, nonrefundable initiation fee, without registering such memberships under Section 5 of the Securities Act or Section 12(g) of the Securities Exchange Act of 1934).
[3]	Securities Act of 1933 § 5(c), 15 U.S.C. § 77e(c).
[4]	Securities Act of 1933 § 2(a)(3), 15 U.S.C. § 77b(a)(3).
[5]	Solicitations of Interest Prior to a Registered Public Offering, 84 Fed. Reg. 53011, 53016 (Oct. 4, 2019) (to be codified at 17 C.F.R. pt. 230).
[6]	Guidelines for the Release of Information by Issuers Whose Securities are in Registration, Release No. 33-5180, 36 Fed. Reg. 16506, 16507 (Aug. 21, 1971).

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The SEC has adopted certain safe harbors for purposes of determining what is not considered an “offer” under Sections 2 and 5 of the Securities Act. However, the SEC has made clear that the safe harbors do not affect in any way the Securities Act analysis, including other interpretive guidance, regarding communications that do not fit neatly within a safe harbor, and whether these communications are in fact “offers” under Section 2(a)(3) depends on the applicable facts and circumstances. For example, the SEC has stated:

The safe harbors are not exclusive and do not create a presumption that any communication that falls outside the safe harbor is an offer. Accordingly, reliance on one of the safe harbors does not affect the availability of any other exemption or exclusion under the Securities Act. Further, attempted compliance with one of the safe harbors does not act as an exclusive election. For example, attempted reliance on one of the exemptive rules or exclusions we adopt today will not preclude reliance on another available exemption or exclusion. In particular, it will not preclude reliance on the argument that under general securities law principles and our earlier interpretive guidance the communication in question is not an offer under Securities Act Section 2(a)(3).7

Quite simply, applying the facts and circumstances related to the Subsidiary Communications (and the structure and means by which any Subsidiary Offering has been made) and evaluating them in the practical context in how and where they have been made makes clear that none of the Subsidiary Communications were somehow intended by the Company to gauge interest in the Company’s planned IPO or to arouse interest in a potential IPO at the parent corporation level. The Subsidiary Offerings and the securities offered pursuant to them are wholly unrelated to the planned IPO and the to-be-registered Common Stock being offered by the Company in the IPO. None of the Subsidiary Communications, or public (or private) statements related to any Subsidiary Offering, were made in a manner intended to, or that could reasonably be construed as having the effect of, promoting an offering of Common Stock to be conducted by the parent corporation such as the planned IPO.

None of the Subsidiary Communications (or other materials or text on the Company’s website) mention, elude to, or hint at the planned IPO or discuss its anticipated terms, the Company’s expected timeline for disposing of Common Stock in the IPO, the name of the underwriter or transfer agent in the IPO, how to invest in the IPO, the potential risks of investing in the IPO, the potential investor returns or benefits from participating in the IPO, or any other terms or language that would ordinarily constitute an “offer” to purchase Common Stock in the IPO. Any reference to the Subsidiary Offerings on the Company’s website are statements of fact that state at a high level the basic terms of each Subsidiary Offering, identify the SPE subsidiary and real estate asset owned by the applicable SPE subsidiary, and explain certain plans about the specific venue or real state asset related to each Subsidiary Offering. The text of the Subsidiary Communications or other information related to any Subsidiary Offering is in no way conflated with details about, and does not make any direct or indirect reference to, the Company’s planned IPO.

[7]	Securities Offering Reform, Release No. 33-8591, 70 Fed. Reg. 44722, 44735 (Aug. 3, 2005).

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Each of the Subsidiary Communications cited to in the Comment Letter were intended to be specific, and relate solely, to the Subsidiary Offerings, as the Company explains below:

●	“You now have the opportunity to invest in a world where unforgettable entertainment and lucrative opportunities come together in perfect harmony.”

The Company has consistently marketed its amphitheater developments, and broader entertainment campuses, as being high-end and innovative. On the same page where the above quote appeared are various references to the luxury outdoor music venues, premium mid-size event centers and live music halls, and the grand opening of the Ford Amphitheater, which lends itself to references to unforgettable entertainment opportunities. Moreover, upon clicking on “investment opportunities” on that same page where the above quote was located, an interested visitor is redirected to the page that is specific to the Subsidiary Offerings and expressly identified in that manner on that page. While a summary box is included for each Subsidiary Offering, there is no such summary box for the Company’s IPO on that page (or any offering of Company Common Stock), further supporting the fact that the Company has not used its website or made any Subsidiary Communications to garner interest in or to discuss (or hint at) the terms of the Company’s planned IPO. Further down on the page where the above quote was found as well as on the “investment opportunities” page are the express disclaimers cited above.

●	“Profit From Being Entertained. We have created an entirely new category of investing in live music and entertainment. Opportunities include lifetime real estate ownership of your own luxurious fire pit suite at one of our Sunset Amphitheaters and real estate investment in one of our entertainment campuses.”

●	“There are opportunities available to invest in our lifetime fire pit suites, naming rights, corporate sponsorships, and industry or vendor partnerships.”

These two statements were presented on the same page as the first quote cited above. Consistent with other information regarding the Subsidiary Offerings on the website and other public communications related to the Subsidiary Offering, each has a focus and direct reference to the firepit suite and real estate asset centric offerings conducted by certain of the subsidiary SPEs. The portion of the quote referencing “naming rights, corporate sponsorships and industry and vendor partners” spoke to components of certain Subsidiary Offerings where the economic rights of an investor in a specific Subsidiary Offering (such as that generally described in the Registration Statement related to GA HIA LLC) may be attributable to certain contracts or partnerships with or that benefit that specific SPE subsidiary.

●	“Why Invest in VENU. VENU is unlike any other hospitality or entertainment company in the world...”

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Where an SPE has conducted an offering and sold interests in that SPE, a consideration for a prospective participant is the operations of the real estate asset owned by the specific SPE and the promoter (or co-promoter) of that property. For the core real property assets of SPEs the Company has engaged, or expects to engage, a third party such as AEG to serve as an operator. The Company typically will form a specific subsidiary to manage operations (such as Sunset Operations, LLC). The language cited above is intended to speak to that ownership and operations structure, indicating how certain real property assets of SPEs are owned and operated. If a third party were to participate in a SPE offering (as are referenced on the website), they often look, in part, to who the co-promoters of that property are. The language quoted above is not intended to be specific to “investing” in the Company as a whole, and given the emphasis of any offering a SPE has conducted to date, and looking at the website holistically (as opposed to scattered quotes in isolation) the Company does not believe it can reasonably be construed by a visitor to the site as intended to promote sales of Common Stock.

●	“Our Venues/Our Equity.”

This quote appears under the “Our Venues” tab where investment opportunities in specific projects are identified. Directly under that quote is the prominent statement, “INVESTMENT OPPORTUNITIES WITH VENU’S SUBSIDIARIES,” and immediately below that is the following statement: “These securities are to elicit sponsorships (non-securities) and securities in the Company’s subsidiaries. These securities do not relate to Venu, the parent corporation.”

The Subsidiary Communications (and other text and materials on the Company’s website) were not made in the context of the Company’s IPO, and any question regarding the connection between the Subsidiary Offerings and the Company were addressed by the Company’s clear statement that the Subsidiary Offering securities “do not relate to Venu, the parent corporation.” The Company strongly believes that when viewed in the context in which any communications related to the Subsidiary Offerings were made, none of the Subsidiary Communications can be construed by a viewer as some form of attempt or offer to dispose of, or solicitation of an offer to buy, the Common Stock of the parent corporation. Accordingly, the Company believes that although the Subsidiary Communications could have been crafted in a more refined manner, those communications and other information related to Subsidiary Offerings are not in any way an “offer” as it relates to the planned IPO of the Company’s Common Stock, and they fall outside of the purview of Section 5(c) of the Securities Act, as they were isolated to the subsidiary level and did not in any way relate to the Company’s Common Stock or proposed IPO.

C. Neither the availability of the Subsidiary Communications on the Company’s website nor the conduct of the Subsidiary Offerings preconditioned the market with respect to the Company’s Proposed IPO.

The Company respectfully submits that the availability of the Subsidiary Communications and other information regarding a Subsidiary Offering cannot be deemed to have preconditioned the market with respect to the Proposed IPO.

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First, as noted above, the Subsidiary Communications and public communications made regarding Subsidiary Offerings were intended for, and were made specifically to, a targeted group of prospective investors in discrete offerings conducted by Company SPE subsidiaries—namely, investors in specific markets who might desire to utilize a certain amphitheater (or other development owned by a specific SPE subsidiary) and potentially benefit from that same specific asset or development owned by an SPE by participating in a specific Subsidiary Offering. As described above, these Subsidiary Offerings are not akin to an investment in the Company’s Common Stock. Current or prospective participants in any Subsidiary Offering are not the same prospective investors anticipated to be targeted by the underwriter in the proposed IPO.

We also note that, although the Company’s website is accessible to the general public, visitors who would wish to learn more about an investment opportunity are required to click “learn more” about an opportunity that is clearly identified as related to a specific project or asset—not information that is about the Company as a whole or other traditional public offering information. Accordingly, the Company does not believe that the availability of the information about the Subsidiary Offerings would constitute an impermissible “offer” that would precondition the market regarding the Company’s proposed IPO.

Second, the Company points to SEC Release No. 33-8591,8 which states that communications made more than 30 days before the filing of a registration statement by or on behalf of any issuer is permitted, so long as they do not reference the offering that is subject of the registration statement.9 Subsidiary Offerings have been conducted from time to time over several years, and information regarding them has been posted on the Company’s website regarding those offerings well in excess of thirty days prior to the Registration Statement being initially filed. In fact, the Subsidiary Communications cited by the Staff were on the site more than thirty days in advance of the Company’s determination to pursue its IPO. None of the Subsidiary Offerings were planned in connection with nor were any of the Subsidiary Communications cited by the Staff intended by the Company to promote or market the Company’s Common Stock or the now-contemplated IPO. However, out of an abundance of caution the Company recently revised the specific Subsidiary Communications quoted by the Staff or otherwise removed them from its website. The Company respectfully believes even if those particular communications could somehow be deemed to have aroused interested in the Company’s planned IPO, a sufficient “cooling off” period will have occurred between when those Subsidiary Communications were modified or deleted from the Company’s website and when the Company’s planned IPO will occur, eliminating any risk that the Subsidiary Communications cited by the Staff conditioned the market with respect to the Proposed IPO.

The Company also respectfully notes that the Subsidiary Communications were not done with any intention of violating applicable securities laws. Instead, the communications cited to by the Staff were scattered in disjointed spots on the Company’s website. The Company believes that, given the other content on its website surrounding (and in certain cases immediately preceding or following) those communications and the practical nature of the Company’s business model and focus, the Subsidiary Communications cannot be construed as having conditioned the market for its planned IPO. The Company did not in any way make any Subsidiary Communications with knowledge that they might be construed as being violative of federal securities laws. Once apprised of the potential concern raised by the Staff, the Company took all actions to promptly rectify the disclosures, including deleting or revising the Subsidiary Communications cited by the Staff.

[8]	Securities Offering Reform, supra note 7.
[9]	See id. at 44734 (“Communications by issuers more than 30 days before filing a registration statement are not prohibited offers so long as they do not reference a securities offering that is or will be the subject of a registration statement.”).

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For all of the foregoing reasons, the Company respectfully submits that no Subsidiary Communications cited by the Staff, or other communications made related to the Subsidiary Offerings, have violated Section 5 of the Securities Act and did not cause the harm that Section 5 of the Securities Act is intended to protect against, namely that a communication may be interpreted as making an offer to purchase the Common Stock being offered by the Company in its IPO or conditioning the market for the IPO.

D. The Form S-1 Registration Statement specifically disclaims the incorporation by reference of any information posted on the Company’s website, which further attenuates any connection between the Subsidiary Communications posted on the website and the Company’s IPO.

On pages 9, 89, and 109 of the Registration Statement, each place where the Company references its website, the Company includes the following disclaimer: “Information contained on or that can be accessed through our website is not incorporated by reference into this prospectus. Investors should not consider any such information to be part of this prospectus.” If any prospective investors in the Subsidiary Offerings were to come across the Registration Statement, this clear and specific disclaimer explicitly distinguishes the information presented in the Registration Statement in connection with the Company’s IPO from any information presented on the Company’s website, all of which relates to the Subsidiary Offerings.

By clearly stating that the Company’s website information is not incorporated into its Registration Statement, the Company ensures that any of the Subsidiary Communications, which are posted on or accessible through the Company’s website, are legally and factually distinct from the Company’s proposed public offering of Common Stock pursuant to the Registration Statement. The Registration Statement disclaimer and distinction between the information presented in the Registration Statement and the information posted to the Company’s website help mitigate any potential concern that the Subsidiary Communications and any other content posted on the Company’s website could be viewed as conditioning the market for the Company’s IPO or arousing public interest in the Company in connection with its public offering of Common Stock.

The disclaimer in the Registration Statement also serves to protect investors by explicitly notifying them that they should not rely on information posted to the Company’s website when evaluating their potential investment in the IPO. The disclaimer therefore mitigates concerns that information on and communications through the Company’s website are being offered as part of the IPO and Registration Statement, further strengthening the Company’s position that the Subsidiary Communications do not constitute an offer under the Securities Act and do not prime the market for the Company’s IPO in violation of Section 5(c).

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E. In the case of Venu, postings on its website related to Subsidiary Offerings are akin to the information afforded protections under the Rule 169 Safe Harbor.

Rule 169 provides a non-exclusive safe harbor to the requirements of Section 5(c) for communications of regularly released factual business information.10 Pursuant to Rule 169, factual business information includes: factual information about the issuer, its business or financial developments, or other aspects of its business, and advertisements of, or other information about, the issuer’s products or services. A communication containing information about the registered offering or released or disseminated as part of the offering activities in the registered offering is excluded from the exemption provided under Rule 169. The conditions for Rule 169 to apply include that: (i) the issuer has previously disseminated information of the type described in the rule in the ordinary course of its business; (ii) the timing, manner, and form in which the information is released is consistent in material respects with similar past releases; (iii) the issuer is not an investment company registered under the Investment Company Act of 1940 or a business development company as defined in the Investment Company Act of 1940; and (iv) the information is released for intended use by persons, such as customers and suppliers, albeit other than in their capacities as investors or potential investors in the issuer’s securities.

Although certain information on the Company’s website does speak, in places, to investments information related to the Subsidiary Offerings otherwise are in-line with the types of communications deemed to not be an “offer” under Securities Act. When new larger scale projects have been pursued by the Company, since 2021 announcements related to those projects, including promotional materials and information about the projects have been posted on the Company’s website. These materials, at times, have identified opportunities to participate or “invest” in these new projects and, through those opportunities also obtain rights to use and benefit from specific amenities of that project–such as firepit suites (or other in-kind benefits), which have been promoted through the Company’s website and otherwise. Therefore, as it applies to the Company, any Subsidiary Communications and other public communications that speak to the plans, projects, and “products” of the Company’s subsidiaries (such as offerings focused on firepit suites) are effectively factual information about the SPE subsidiary issuer and its business developments akin to advertisements about products and services and are communications in line with past practices. With respect to Rule 169, the SEC has indicated that the safe harbor may still available if the information happens to be received by a person who is both a customer and an investor.11

Although certain of the Subsidiary Communications do, in part, speak to “investments”, the Company believes that as they relate to the Company and the manner in which certain of its projects have been promoted, they are akin to the regular release of factual business information contemplated by Rule 169. Subsidiary Communications and information related a Subsidiary Offering are directed at prospective users and patrons of the Company’s developments, relate to the products, developments, and venues that are a part of the Company’s portfolio, are a part of a larger advertising campaign for a given project, and are consistent with the type of information previously released by the Company in a similar timing, manner, and form.

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[10]	Rule 169 under the Securities Act is a non-exclusive safe harbor. See Securities Offering Reform, supra note 7, at 44743 n.190 (“Rule 134 and the other communications safe harbors are non-exclusive; therefore, if a communication falls outside of the safe harbor it still may, depending on the facts and circumstances, not be deemed an ‘offer.’”).
[11]	See Securities Offering Reform, supra note 7, at 44738 n.147 (explaining that “[t]he fact that a customer also may be a potential investor in the issuer’s securities or that the information may be received by other persons will not affect the availability of the safe harbor if the conditions are otherwise satisfied[,]” but clarifying that “the communication must be intended for use by an audience that is other than an investor audience” to rely on the safe harbor).

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Even if the Subsidiary Communications at issue, or communications related to Subsidiary Offerings, do not fit squarely into a safe harbor, given the facts and circumstances of the Company’s practices and the structure and terms of the Subsidiary Offerings, the Subsidiary Communications are simply not an “offer” of the Company’s Common Stock and are clearly not promoted as such. The Company firmly believes the Subsidiary Communications and communications related to the Subsidiary Offerings in no way were intended to, and have not served to, promote sales of the Company’s Common Stock or prime the market for the Company’s planned IPO and cannot be conflated with the Company’s planned IPO. The Company therefore respectfully submits that none of the Subsidiary Communications run afoul of the Company’s obligations under Section 5(c) of the Securities Act.

11.	Please provide your analysis as to why the ongoing private placements occurring at the subsidiary level should not be integrated with the public offering. Please also tell us whether Form Ds were filed for each of the offerings conducted under Rule 506(c).

Response: The Company respectfully submits that Subsidiary Offerings conducted by certain SPE subsidiaries pursuant to Section 4(a)(2) of the Securities Act and Rule 506(c) of Regulation D promulgated thereunder should not be integrated with the Company’s proposed IPO.

The Company also confirms that Form Ds were filed for each of the offerings conducted by the applicable subsidiary in accordance with Regulation D.

A. The Subsidiary Offering should not be integrated with the Company’s public offering because the Subsidiary Offering involve the issuance of entirely different securities offered by separate and distinct issuers.

Importantly, the Subsidiary Offerings and the proposed public offering have been, and in each case are being, effected by separate and distinct issuers. SEC rules (such as Rule 152) and guidance on integration evaluate multiple offerings conducted by a given “issuer.” Under Section 2(a)(4) of the Securities Act, an “issuer” is defined as “every person who issues or proposes to issue any security,”12 where the term “person” includes “an individual, a corporation, a partnership, an association, a joint-stock company, a trust, any unincorporated organization, or a government or political subdivision thereof.13 This definition refers only to the entity directly issuing the securities, meaning a subsidiary company is considered a separate “issuer” from its parent company, and is not included within the definition of the parent company as the “issuer” under this section; essentially, they are considered two different entities for the purpose of the Securities Act’s registration requirements.

[12]	Securities Act of 1933 § 2(a)(4), 15 U.S.C. § 77b(a)(4).
[13]	Securities Act of 1933 § 2(a)(2), 15 U.S.C. § 77b(a)(2).

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With respect to the Subsidiary Offerings on the one hand, and the planned IPO by the Company on the other hand, those offerings were and are being conducted by different and distinct issuers. The Subsidiary Offerings are being conducted by independent legal entities as the issuers, the majority of which are limited liability companies and one of which is a DST, each formed for a specific purpose and each holding distinct and separate assets. In contrast, the Company, as the parent corporation, is conducting the IPO. The Company is a separate and distinct legal entity from each of its subsidiaries.

The SEC has recognized in certain contexts that a subsidiary is a separate legal entity from its parent and not the same “issuer.” For example:

●	Compliance and Disclosure Interpretation (“CDI”) 125.05 recognizes that if a subsidiary offers a new debenture in exchange for debentures guaranteed by its parent, and the new debenture will not be parent-guaranteed, “the proposed exchange of the parent guarantee for the subsidiary’s debt involves two different issuers.”[14]

●	Similarly, CDI 125.10 recognizes the distinct nature of a parent and its subsidiary by explaining that the exemption afforded by Section 3(a)(9) of the Securities Act, which “exempts from registration exchanges of securities by the issuer exclusively with its own security holders[,] . . . is not available for issuer exchanges of its securities with the security holders of another person, even including the security holders of a subsidiary.” Consequently, conversion from subsidiary shares into parent shares “cannot satisfy the ‘same-issuer’ requirement of Section 3(a)(9).”[15]

Although the SEC has recognized that there may be circumstances in which offerings by affiliated issuers can be integrated, those circumstances only arise when there is a single plan of financing being conducted for the same general purpose.16

Here, the subsidiaries conducting the Subsidiary Offering are separate and distinct from the parent company conducting the planned IPO. Given that the offerings involve different issuers, any private offering conducted by a Company subsidiary should not be integrated with the public offering. In addition, any Subsidiary Offering is conducted in connection with the discrete project and real property asset or development held by the applicable subsidiary, and it is not intended to be a part of a single plan of financing for the Company as a whole. As described above, the use of proceeds for any Subsidiary Offering are specific to, and are allocated solely for, the project and asset owned by the applicable subsidiary, and are not available for use by the parent company for its general working capital purposes or for projects and assets owned by separate Company subsidiaries. On the other hand, as described in Amendment No. 2, the use of proceeds from the planned IPO are not intended to be contributed by the Company to a subsidiary for a land acquisition or to fund the building of an amphitheater or development project that would be housed in a subsidiary but are instead intended for investor relations expenses, market expansion efforts, general business development, and other working capital purposes.

The fact that any Subsidiary Offering is independently conducted by a distinct subsidiary entity as the issuer, and not by the Company, and that Subsidiary Offerings are not a part of a single plan of financing as it relates to the planned IPO underscores that any Subsidiary Offering should not be integrated and viewed as a single offering with the IPO under Rule 152.

[14]	SEC Compliance and Disclosure Interpretation, Question 125.05 (Nov. 26, 2008).
[15]	SEC Compliance and Disclosure Interpretation, Question 125.10 (Aug. 14, 2009).
[16]	SEC Compliance and Disclosure Interpretation, Question 256.03 (Jan. 26, 2009).

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Rule 152 is a non-exclusive safe harbor, and in the spirit of its principle-based prong and other SEC guidance and precedent, various of the factors the SEC has historically analyzed to determine whether two offerings should be integrated remain relevant. As it relates to a Subsidiary Offering on the one hand and the proposed IPO on the other hand:

●	These offerings do not involve the same class of security or even the same general category of security. To date, the Subsidiary Offerings have involved the sale of non-voting membership units issued by limited liability company issuers (or, more recently, the DST). Conversely, the planned IPO will involve the offer and sale of Company Common Stock. The economic and governance rights of the non-voting membership units offered at the subsidiary level are solely limited to the applicable subsidiary issuer and are defined in the Operating Agreement of that SPE subsidiary. The membership units are not convertible into shares of the Company’s Common Stock and do not afford the holders with any broader rights related to the Company as a whole, nor do they have an indicia of being akin to the Company’s Common Stock. By way of example, the membership units do not afford their holders with voting rights or information rights at the parent corporation level, membership unit holders are not provided notices of Company shareholder meetings and are not entitled to vote on matters submitted to the Company’s shareholders, and membership unit holders would not be entitled to any dividend the parent company may pay.

●	These offerings do not involve a single plan of financing and are not being conducted for the same general purpose or as part of a single plan of financing. As described elsewhere in this Response, there is no overlap in the intended use of proceeds across offerings. Proceeds from a Subsidiary Offering are used solely by the applicable subsidiary to further its single project or development asset. In contrast, the use of proceeds from the planned IPO are intended for use by the parent corporation and not for any specific land acquisition or project of a subsidiary.

B. The Subsidiary Offerings were, and are, being conducted in compliance with the exemption from registration afforded by Rule 506(c) under Regulation D, and separately, the proposed IPO is being effected in compliance with Section 5 of the Securities Act.

Putting aside that the proposed IPO by the Company and the Subsidiary Offerings by the SPE subsidiaries do not involve the same issuer and the clear distinctions between the offerings outlined above, the Company respectfully notes that under Rule 152(a), when the bright line safe harbors set forth in Rule 152(b) may be inapplicable, “in determining whether two or more offerings are to be treated as one for the purpose of registration or qualifying for an exemption from registration under the [Securities Act], offers and sales will not be integrated if, based on the particular facts and circumstances, the issuer can establish that each offering either complies with the registration requirements of the [Securities Act], or that an exemption from registration is available for the particular offering.”

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Here, each Subsidiary Offering has been conducted in accordance with the exemption from registration provided under Rule 506(c) of Regulation D. In these offerings, the subsidiary issuer takes care to ensure that a given Subsidiary Offering is done in strict compliance with Regulation D as outlined below.

●	Prospective investors are provided with a PPM that is specific to the applicable Subsidiary Offering and the project and asset of the applicable subsidiary SPE conducting that offering.

●	The PPM and subscription documents make clear written disclosure regarding the restricted nature of the securities.

●	The subscription documents for the offering require the offerees to represent and warrant, among other things, that they are acquiring the membership units for investment purposes.

●	The applicable subsidiary only accepts investments from persons who represent and warrant that they are an “accredited investor” as that term is defined under Regulation D. Furthermore, the subsidiary issuer in each offering takes reasonable steps to verify that each purchaser in the offering is an accredited investor in accordance with Rule 506(c)(2)(ii), including requiring purchasers to submit documentation to verify that they in fact do qualify as an “accredited investor.”

●	A Form D is filed for the Subsidiary Offering.

On the other hand, the planned IPO is being separately conducted by the Company in compliance with the registration requirements of Section 5 of the Securities Act, through an underwriter, and as otherwise described in the Registration Statement.

As stated in SEC Release No. 33-8828, the SEC has recognized that “a company’s financing needs do not end with the filing of a registration statement.”17 Companies often pursue multiple capital-raising avenues to meet their operational and financial goals. In no way is any Subsidiary Offering and the planned IPO part of a plan by the Company to evade the registration requirements of the Securities Act. Instead, the Subsidiary Offerings are being conducted in full compliance with Rule 506(c), while the planned IPO is a registered offering and is being conducted separately and in accordance with all requirements of the Securities Act. Thus, under Rule 152(a), any Subsidiary Offering conducted at the subsidiary level and the planned IPO to be conducted by the Company should not be integrated.

C. The Subsidiary Offering and the public offering should not be integrated because the Company’s Registration Statement filed in connection with its IPO did not serve as a general solicitation for the offer and sale of securities in the Subsidiary Offerings, and the offering materials and communications related to the Subsidiary Offerings did not serve as a general solicitation for the offer and sale of securities in the IPO.

In the SEC’s interpretative guidance published in Release No. 33-8828 (the “Release”), the SEC makes clear that “the filing of a registration statement does not, per se, eliminate a company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement.”18 This principal is echoed in other SEC guidance, such as CDI 139.25.19 In the Release, the SEC explained that:

[I]f [a] company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending. While these are only examples, we believe they demonstrate the framework for analyzing these issues that companies and their counsel should apply and that the staff will consider when reviewing registration statements.20

[17]	Revisions of Limited Offering Exemptions in Regulation D, Release No. 33-8828, 72 FR 45116, 45129 (Aug. 10, 2007) [hereinafter the “2007 Proposing Release”].
[18]	Id.
[19]	“The filing of the registration statement does not eliminate the company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement.” SEC Compliance and Disclosure Interpretation, Question 139.25 (Nov. 26, 2008).
[20]	2007 Proposing Release, supra note 17, at 45129.

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All offering documents and written materials related to a Subsidiary Offering have been focused on the specific offering being conducted and the specific project or development asset held by the applicable subsidiary. Targeted promotions of those offerings have been done in the applicable local market where a developed project is planned with a focus on that development and the in-kind benefits attributable to the development (such as firepit suites). In none of the materials for or the promotion of a Subsidiary Offering has there been any mention or indirect reference to the Company itself potentially conducting an IPO. In none of the materials or promotion efforts related to a Subsidiary Offering have those materials or communications in any way promoted the Company as a whole or somehow conflated participation in a Subsidiary Offering with an investment in the Company’s Common Stock.

The Company is not aware of any example to date where a prospective investor in a Subsidiary Offering has contacted the Company or a subsidiary as a result of the filing of the Registration Statement. Similarly, the Company fully expects that none of the investors in the planned IPO will be persons who somehow became interested in investing the IPO through means of any general solicitation conducted by any Company subsidiary for a Subsidiary Offering. Rather, many investors became interested in the Subsidiary Offerings through materials or marketing efforts that are specific to and geographically centric to those offerings. If interested in participating in the offering, a prospective investor must take affirmative steps to do so and must establish a relationship with the subsidiary issuer as part of that process and before being permitted to actually participate in any Subsidiary Offering—as a prospective investor needs to click on “learn more” to participate in a Subsidiary Offering, provide certain background information about themselves for the issuer’s evaluation, and attest that they are an accredited investor before any next step is taken.21

Given the totality of the circumstances and under various forms of SEC guidance outlined above as applied to the planned IPO and the Subsidiary Offerings, the Subsidiary Offerings conducted under Rule 506(c) should not be integrated with the parent company’s planned IPO of its Common Stock. These offerings involve different issuers, distinct securities, separate investor bases, and comply with the requirements for concurrent exempt and registered offerings as outlined by the SEC.

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Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 2. If you have any questions, please contact the undersigned at (414) 488-7321 or PWaltz@dykema.com.

Dykema Gossett PLLC

By: Peter F. Waltz

cc:	JW Roth (Venu Holding Corporation)

[21]	The policies and procedures taken by the Company to establish a pre-existing, substantive relationship with each prospective investor in any Subsidiary Offering are similar to the policies and procedures taken by Citizen VC, Inc. (“CitizenVC”) outlined in a no-action letter issued by the SEC dated August 6, 2015 (the “CitizenVC Letter”). CitizenVC had in place various policies and procedures to evaluate prospective investors, and the SEC determined that those policies and procedures “create[d] a substantive, pre-existing relationship between CitizenVC and prospective investors such that the offering and sale on its website of Interests in SPVs . . . [would] not constitute general solicitation or general advertising within the meaning of Regulation D.” The SEC reiterated guidance that “a ‘substantive’ relationship is one in which the issuer (or a person acting on its behalf) has sufficient information to evaluate, and does, in fact, evaluate, a prospective offeree’s financial circumstances and sophistication, in determining his or her status as an accredited or sophisticated investor.” The SEC’s guidance in the CitizenVC Letter acknowledges that the establishment of pre-existing relationships through substantive interactions between an issuer or its agent and a prospective investor can satisfy the requirements for conducting an unregistered private offering without constituting an offer to the public.

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